U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                 Cyberbiz, Inc.
                 (Name of Small Business Issuer in its charter)



         Delaware                                     91-1980708
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


2009 Iron Street
Bellingham, Washington                                          98225
(Address of principal executive office)                         (Zip Code)

Issuer's telephone number (360) 647-3170


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1. DESCRIPTION OF BUSINESS

         Cyberbiz, Inc. was incorporated in the State of Delaware on March 12, 1999 to engage in business on the internet.

         Cyberbiz, Inc. owns and operates a web site on the Internet, the address is Urbanfind.com. The web site is designed to meet the unique needs and tastes of the Afro-American consumer. This strategy comes from the fact that this demographic market is not being adequately served at this time. Management feels that it is easier and more practical to market to a specific audience, however diverse their interests, tastes and spending patterns may be.

         Urbanfind is a search portal (a search engine driven web site) designed for revenue based on a click-through, and a percentage fee for sales generated by a click-through.

         Urbanfind.com uses the 20 most popular search engines on its home page, which the visitor can use with a click on that search engine. The visitor can also follow neatly arranged links to hand picked web sites offering news, business, sports, travel, weather, entertainment and shopping, all geared to the interests of the Afro-American consumer.

         The Company has now 1,000 hand picked links that have been selected for the quality and name recognition of their respective goods and services. The goal is to build to 2,000 hand picked links, at which point management feels that it will have run out of quality Afro-American sites.

         Traffic to the site will come from search engine results and print media exposure. Once users find Urbanfind.com they will be encouraged to stay on a long term basis. This is how the site will slowly grow to its target views per month.


ITEM 2. PLAN OF OPERATION

         The Internet has created a new medium for advertising, marketing and sales. Most revenue of the Company will come from affiliated programs. Over two hundred potential online partners are prepared to pay commissions on revenues generated from users of Urbanfind.com.

         The Company will generate revenue through banner advertising. Banner ads pay a fee of $10.00 per thousand banner views. Management feels that with a targeted group there will be more traffic to the site; and the result is that the banner ads will generate more income.

         Another source of revenue is affiliate and co-branding. The North American affiliate program system is driven by three major market clearing houses, which is the internet equivalent of advertising agencies. This leads to a system called "Pay for Performance Advertising/Performance Marketing." Typically revenues from affiliate sales are 10% of the sale.

         The Company features 20 popular search engines. Users of Urbanfind.com are urged to use the search engines featured. Search engines typically pay between $.01 to $.06 for every search entered from the Urbanfind.com site.


ITEM 3. DESCRIPTION OF PROPERTY

         None

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 4,483,037 shares of the company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of this date, owns of record, or is known by the company to own beneficially, more than five per cent of the company's common stock, and the officers and directors of the company.


                                        Shares of          Percent of
Name                                 Common Stock          ownership
--------------------------------------------------------------------------------

Amber Associates                          385,000                 9%
Oxford House - 23 Commercial Street
St. Helier Jersey
Channel Islands

John P. Bullen                            360,000                 8%
80 Smith Street
Melbourne, Victoria, Australia

Mola Investments, Inc.                    390,000                 9%
Le 1Quesne Chambers
9 Burrard Street.
St. Helier Jersey

Robin Lee                               2,500,000                58%
3399 Kingsway Avenue
Vancouver, Canada

Joanne Loui                               365,000                 8%
1162 East Pender Street
Vancouver, Canada

Directors and Officers                  2,500,000                58%
as a group

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:


Name                                Position
----                                --------

Robin Lee                           President, Secretary, Director

Kali Palmer                         Director


         Robin Lee, Mr. Lee is the President, Secretary and a Director of the Company. From 1989 to 2000 he has been the owner of PC People, a business that sells internet and computer related products and services.

         Kali Palmer, Ms Palmer is a Director. She worked for Facilicom Educational Products in Austin, Texas from 1993 to 1998 in marketing. From 1999 to the present she has been a director of the company and in the real estate portfolio business in Seattle, Washington.


ITEM 6. EXECUTIVE COMPENSATION

         There are no officers or directors that received compensation in excess of $60,000 or more during the last year.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None


ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has not traded at this time.

         There are 42 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

         Name                       Date              Shares            Cost

Amber Associates                    3/99             385,000             385
John P. Bullen                      3/99             360,000             360
Mola Investments, Inc.              3/99             390,000             390
Robin Lee                           3/99           2,500,000           2,500
Joanne Loui                         3/99             365,000             365

         All of these shares were sold pursuant to a Private Placement Memorandum to nonresidents of the United States. There was no underwriter, and no commissions were paid on any of the sales.

Markee Bailey                       3/99               1,500             150
Kelly Bellman                       3/99                 500              50
John C. Bickhart                    3/99               2,000             200
David Bowes                         3/99               1,000             100
Dwight Chan                         3/99               1,000             100
Kenny Chan                          3/99               1,000             100
Dilshand Maherali                   3/99              27,000           2,700
Mithoo Maherali                     3/99              27,000           2,700
Terry Mathers                       3/99               2,000             200
David McQuaid                       3/99                 500              50
Erna Mead                           3/99               3,000             300
Yee Lee Mei                         3/99               1,000             100
David Miele                         3/99               2,000             200
Jenica Rayne                        3/99               2,000             200
Jean Pierre St. Claire              3/99               1,000             100
Barbara Steele                      3/99               2,500             250
Shelly Tranellis                    3/99               1,000             100
Lue Trihn Son                       3/99               1,000             100
Karim Virani                        3/99               4,500             450
M. K. Christensen                   3/99               2,000             200
Jermane Chu                         3/99               1,000             100
Daryl Cox                           3/99               2,000             200
Michael Cronin                      3/99                 500              50
Helene Rousseau Cronin              3/99                 500              50
Brent Dawes                         3/99               1,500             150
Renee Grue                          3/99               1,000             100
Susan Jewitt                        3/99               2,000             200

Amy Lee                             3/99               1,000             100
Nissim Levy                         3/99               1,000             100
Donna Loui                          3/99               1,000             100
Lena Loui                           3/99               3,500             350
Elaine Luc                          3/99                 500              50
Howard Ma                           3/99               1,000             100

         All of these shares were sold pursuant to a Private Placement Memorandum to nonresidents of the United States. There was no underwriter, and no commissions were paid on any of the sales.

Anh Luc                             3/00              50,000           5,000
Sarah Lindsay                       3/00              50,000           5,000
Brent Dawes                         3/00             100,000          10,000

         All of these shares were sold pursuant to a Private Placement Memorandum to nonresidents of the United States. There was no underwriter, and no commissions were paid on any of the sales.

Paul Branston                       3/00              40,000          10,000

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

         The company has authorized 80,000,000 shares of common stock, $.0001 par value, and 20,000,000 preferred stock, $.0001 par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         The preferred shares have not been designated any preferences.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                 3.  Articles of Incorporation and bylaws

                 27. Financial Data Schedule

                                 CYBERBIZ, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                              FINANCIAL STATEMENTS
                                  MAY 31, 2000











                             WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                        BANK OF AMERICA FINANCIAL CENTER
                          W 601 RIVERSIDE, SUITE 1940
                               SPOKANE, WA 99201
                                 (509) 838-5111

                                 CYBERBIZ, INC.

                               TABLE OF CONTENTS

                                  May 31, 2000



INDEPENDENT AUDITOR'S REPORT                                            1

FINANCIAL STATEMENTS

        Balance Sheets                                                  2

        Statements of Operations                                        3

        Statement of Stockholders' Equity                               4

        Statements of Cash Flows                                        5

NOTES TO FINANCIAL STATEMENTS                                           6

                            Williams & Webster, P.S.
               CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS
                        Bank of America Financial Center
                          601 W. Riverside, Suite 1940
                             Spokane, WA 99201-0611
      509-838-5111 FAX: 509-838-5114 * E-mail:wwpcpas@williams-webster.com


Board of Directors
Cyberbiz, Inc.
Bellingham, Washington

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of Cyberbiz, Inc., (a development stage enterprise), as of May 31, 2000 and February 29, 2000, and the related statements of operations, stockholders' equity and cash flows for the three months period ended May 31, 2000, the period from March 12, 1999 (inception) to February 29, 2000, and for the period from March 12, 1999 (inception) to May 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cyberbiz, Inc., as of May 31, 2000 and February 29, 2000, and the results of its operations and its cash flows for the three months period ended May 31, 2000, the period from March 12, 1999 (inception) to February 29, 2000, and for the period from March 12, 1999 (inception) to May 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. As discussed in Note 2, the Company has been in the development stage since its inception on March 12, 1999. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note
2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
Spokane, Washington

June 22, 2000

                                CYBERBIZ, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                 BALANCE SHEETS


                                                                            May 31,       February 29,
                                                                             2000             2000
                                                                         ------------     ------------
ASSETS

   CURRENT ASSETS
      Cash on hand and in bank                                           $     79,569     $     20,290
      Prepaid expense                                                           7,200                -
                                                                         ------------     ------------
         Total Current Assets                                                  86,769           20,290
                                                                         ------------     ------------

   PLANT, PROPERTY AND EQUIPMENT
      Office equipment                                                          1,254                -
      Accumulated depreciation                                                    (76)               -
                                                                         ------------     ------------
         Total Plant, Property and Equipment                                    1,178                -
                                                                         ------------     ------------

      TOTAL ASSETS                                                       $     87,947     $     20,290
                                                                         ============     ============



LIABILITIES & STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES
      Accounts payable                                                   $        150     $          -
                                                                         ------------     ------------
         Total Current Liabilities                                                150                -
                                                                         ------------     ------------


   COMMITMENTS AND CONTINGENCIES                                                    -                -
                                                                         ------------     ------------

   STOCKHOLDERS' EQUITY
      Preferred stock, 20,000,000 shares authorized, $0.0001 par value;
         no shares issued and outstanding                                           -                -
      Common stock, 80,000,000 shares authorized, $0.0001 par value;
         4,483,037 and 4,300,000 shares issued and
         outstanding, respectively                                                448              430
      Additional paid-in-capital                                              140,179           33,570
      Deficit accumulated during development stage                            (52,830)         (13,710)
                                                                         ------------     ------------
         Total Stockholders' Equity                                            87,797           20,290
                                                                         ------------     ------------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $     87,947     $     20,290
                                                                         ============     ============

                                 CYBERBIZ, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF OPERATIONS


                                                                             From             From
                                                                           March 12,        March 12,
                                                            Three            1999             1999
                                                            Months       (Inception)      (Inception)
                                                            Ended          through          through
                                                            May 31,      February 29,       May 31,
                                                            2000             2000             2000
                                                        ------------     ------------     ------------
REVENUES                                                $          -     $          -     $          -
                                                        ------------     ------------     ------------

EXPENSES
   Consulting                                                 17,500            6,125           23,625
   Filing fees                                                     -              642              642
   Legal and professional                                      3,000            5,843            8,843
   Office expense                                              6,585              542            7,127
   Depreciation expense                                           76                -               76
   Web site expense                                           12,247                -           12,247
   Transfer agent                                                350              558              908
                                                        ------------     ------------     ------------
      TOTAL EXPENSES                                          39,758           13,710           53,468
                                                        ------------     ------------     ------------

LOSS FROM OPERATIONS                                         (39,758)         (13,710)         (53,468)

OTHER INCOME (EXPENSES)
   Miscellaneous income                                          638                -              638
                                                        ------------     ------------     ------------

LOSS BEFORE INCOME TAXES                                     (39,120)         (13,710)         (52,830)

INCOME TAXES                                                       -                -                -
                                                        ------------     ------------     ------------
NET LOSS                                                $    (39,120)    $    (13,710)    $    (52,830)
                                                        ============     ============     ============

   NET LOSS PER COMMON SHARE, BASIC AND DILUTED         $      (0.01)    $        nil     $      (0.01)
                                                        ============     ============     ============

   WEIGHTED AVERAGE NUMBER OF BASIC AND
      DILUTED COMMON STOCK SHARES OUTSTANDING              4,401,017        4,300,000        4,321,463
                                                        ============     ============     ============

   The accompanying notes are an integral part of these financial statements.
                                       3

                                 CYBERBIZ, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                       STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                            Deficit
                                               Common Stock                               Accumulated
                                       -----------------------------      Additional       During the         Total
                                          Number                           Paid-In        Development      Stockholders'
                                        of Shares          Amount          Capital           Stage            Equity
                                       ------------     ------------     ------------     ------------     ------------
Issuance of common stock
   for cash at $.0001 per share           4,000,000     $        400     $      3,600     $          -     $      4,000

Issuance of common stock
   from private placement for
   cash at $.10 per share                   300,000               30           29,970                -           30,000

Loss for year ending
   February 29, 2000                              -                -                -          (13,710)         (13,710)
                                       ------------     ------------     ------------     ------------     ------------

Balance, February 29, 2000                4,300,000              430           33,570          (13,710)          20,290

Issuance of common stock
   from private placement for
   cash at $.675 per share                  143,037               14           96,613                -           96,627

Issuance of common stock
   from private placement for
   cash at $.25 per share                    40,000                4            9,996                -           10,000

Loss for period ending
   May 31, 2000"                                  -                -                -          (39,120)         (39,120)
                                       ------------     ------------     ------------     ------------     ------------
Balance, May 31, 2000                     4,483,037     $        448     $    140,179     $    (52,830)    $     87,797
                                       ============     ============     ============     ============     ============



   The accompanying notes are an integral part of these financial statements.
                                        4

                                 CYBERBIZ, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF CASH FLOWS


                                                                             From             From
                                                                           March 12,         March 12,
                                                            Three            1999             1999
                                                            Months       (Inception)      (Inception)
                                                            Ended          through           through
                                                            May 31,      February 29,        May 31,
                                                            2000             2000             2000
                                                        ------------     ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                             $    (39,120)    $    (13,710)    $    (52,830)
   Depreciation expense                                           76                -               76
   Adjustments to reconcile net loss
      to net cash used by operating activities:
         Increase in prepaid expense                          (7,200)               -           (7,200)
         Increase in accounts payable                            150                -              150
                                                        ------------     ------------     ------------
Net cash (used) in operating activities                      (46,094)         (13,710)         (59,804)
                                                        ------------     ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of equipment                                      (1,254)               -           (1,254)
                                                        ------------     ------------     ------------
Net cash (used) by investing activities                       (1,254)               -           (1,254)
                                                        ------------     ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from sale of common stock                        106,627           14,000          120,627
   Proceeds from deferred stock subscriptions                      -           20,000           20,000
                                                        ------------     ------------     ------------
Net cash provided by financing activities                    106,627           34,000          140,627
                                                        ------------     ------------     ------------
Change in cash                                                59,279           20,290           79,569

Cash, beginning of period                                     20,290                -                -
                                                        ------------     ------------     ------------
Cash, end of period                                     $     79,569     $     20,290     $     79,569
                                                        ============     ============     ============
Supplemental disclosures:

   Interest paid                                        $          -     $          -     $          -
                                                        ============     ============     ============
   Income taxes paid                                    $          -     $          -     $          -
                                                        ============     ============     ============


   The accompanying notes are an integral part of these financial statements.

                                 CYBERBIZ, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  MAY 31, 2000


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Cyberbiz, Inc. (hereinafter "the Company") was incorporated on March 12, 1999 under the laws of the State of Delaware for the purpose of providing a web site which specifically addresses the unique needs and preferences of the African American consumer. The Company maintains offices in Bellingham, Washington and in Vancouver, British Columbia. The Company's fiscal year end is on the last calendar day of February.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Development Stage Activities

The Company has been in the development stage since its formation in March of 1999 and has not yet realized any revenues from its planned operations. It is engaged in the business of marketing and selling goods via a discount liquidation web site.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Derivative Instruments

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for

                                 CYBERBIZ, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  MAY 31, 2000


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative Instruments (continued)

hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

At May 31, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Revenue Recognition

The Company will recognize revenue from internet-based affiliate programs when funds are earned, measurable and recognizable.

Provision for Taxes

At May 31, 2000, the Company had a net operating loss of approximately $39,000. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Basic and Diluted Loss Per share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted loss per share were the same, as there were no common stock equivalents outstanding.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has an accumulated net loss of $52,830 for the period March 12, 1999 (inception) to May 31, 2000 and had no sales. The future of the Company is dependent upon successful and profitable operations from its discount liquidation web site. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

                                 CYBERBIZ, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  MAY 31, 2000


NOTE 3 - CASH

At May 31, 2000, the Company maintained a cash balance of $79,569 in a Canadian financial institution. Although the funds are valued in US dollars, they are not insured.


NOTE 4 - PREPAID EXPENSES

On May 31, 2000, the Company entered into an agreement with Apus Capital Corp., a related party, and paid $7,200 for future services valued at $600 per month. The service agreement is in effect from June 1, 2000 through May 31, 2001.


NOTE 5 - PLANT, PROPERTY AND EQUIPMENT

At May 31, 2000, the Company's fixed assets consist of office equipment, which is being depreciated using an accelerated method of depreciation over a five-year life span. Depreciation expense for the period ending May 31, 2000 was $76.


NOTE 6 - COMMON STOCK

On March 15, 1999, 4,000,000 shares of common stock were sold through a private placement at a price of $0.001 per share. The offering was made pursuant to exemptions afforded by Sections (4)2 or 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D. Two additional private placements occurred on March 19, 1999 and February 17, 2000, wherein 100,000 shares and 200,000 shares, respectively, were sold at a price of $0.10 per share. The three private placements raised a total of $34,000, which proceeds will be used for general corporate purposes.

During the three months period ended May 31, 2000, the Company sold 183,037 shares through three private placements at an average price of $0.5821 per share. The offerings were made pursuant to exemptions afforded by Sections (4)2 or 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D. The private placements raised a total of $106,627, which proceeds will be used in development and maintenance of the Company's web site. None of the shares issued during the three months period ended May 31, 2000 were issued to officers and directors.


NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company is engaged in internet-based commerce. At present, the Company is unaware of any pending litigation or of any specific past or prospective matters that could impair its ability to proceed in the marketplace.

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  July 6, 2000                    Cyberbiz, Inc.



                                         /s/
                                       ----------------------------------------
                                       Robin Lee, President, Secretary Director


                                         /s/
                                       ----------------------------------------
                                       Kali Palmer, Director